                                                                    EXHIBIT 99.1

[ BROOKFIELD LOGO ]

2    SECOND QUARTER REPORT
     JUNE 30, 2001

FINANCIAL HIGHLIGHTS AND SHAREHOLDER INFORMATION

                                                            Three months ended June 30          Six months ended June 30
                                                           -----------------------------     -----------------------------
US millions, except per share data                           2001       2000      1999         2001       2000      1999
                                                           -------    -------    -------     -------    -------    -------
RESULTS FROM OPERATIONS
Total revenues                                             $   567    $   493    $   420     $ 1,047    $   888    $   790
Cashflow from operations                                       113         89         59         218        157        113
Net income                                                      74         49         32         134         85         62

PER DILUTED COMMON SHARE
Cashflow                                                   $  0.66    $  0.53    $  0.35     $  1.27    $  0.94    $  0.66
Cashflow prior to lease termination and other office
  property gains                                           $  0.51    $  0.42    $  0.35     $  0.98    $  0.83    $  0.66
Net income per share - diluted                             $  0.43    $  0.28    $  0.17     $  0.76    $  0.48    $  0.33

Q2 ACHIEVEMENTS

o Increased cashflow per share,prior to lease termination and other office property gains, for the three months ended June 30,2001 to $0.51, a 21% increase over the same period a year ago. Total cashflow from operations increased 27% to $113 million.

o Increased net income per diluted share 54% over the same quarter last year to $0.43.

o Refinanced and then sold a 50% interest in the 1.7 million square foot Fifth Avenue Place office complex in Calgary.

o Reached agreement to acquire the land leases under the 2.6 million square foot Bankers Hall complex in Calgary and Royal Centre in Vancouver.

o Acquired an additional 5.4% of the company's New York and Boston assets owned through Brookfield Financial Properties, bringing Brookfield's ownership interest in this subsidiary to 95%.

o Announced a 50% increase in the company's annual common share dividend and introduced quarterly payments, replacing the current semi-annual dividend.


CORPORATE PROFILE

Brookfield Properties Corporation,with over US$8 billion in assets,owns,develops and manages premier North American office properties.Brookfield also operates real estate service businesses and develops master-planned residential communities.The Brookfield portfolio includes 60 commercial properties totaling 47 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto.Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

We are pleased to report that the second quarter ended June 30, 2001 marked another strong quarter of growth in financial and operating performance for Brookfield. These results were driven by our strategic position in premier quality,downtown office properties and our proactive asset management.

FINANCIAL RESULTS

For the three months ended June 30, 2001, cashflow from operations increased 27% to $113 million compared with $89 million during the same period in 2000. Cashflow per share, prior to lease termination and other office property gains, increased 21% to $0.51 per share in the second quarter of 2001. After including lease termination and other office property gains of $30 million, related primarily to the sale of a half interest in Fifth Avenue Place in Calgary, cashflow per diluted share increased 25% to $0.66 in the second quarter of 2001.

Net income in the second quarter was also the highest in the company's history at $74 million, a 51% increase over the same period in 2000, or $0.43 per diluted share.

INCREASED DIVIDEND

The board of directors announced a 50% increase in the company's annual common share dividend and introduced quarterly payments rather than the current semi-annual dividend. The new dividend payout plan will commence with a quarterly dividend of US$0.10 per share to shareholders of record on September 1, 2001, payable on September 30, 2001.

The new dividend plan will pay out US$0.40 versus the current US$0.26 on an annualized basis. The board also announced its intention to continue to increase the dividend payout over time, consistent with the growth in the company's operating cashflows and financial resources.

OPERATING HIGHLIGHTS

The quality and strength of Brookfield's premier downtown office portfolio, distinguished by high credit quality tenants and lease terms which on average exceed 10 years, combined with continued supply constraints in the central business districts of Brookfield's core markets, have largely insulated Brookfield from the effects of the current economic environment.

In New York and Boston, the overall vacancy rate is 6.5% and 5.2% respectively, well below equilibrium. While there is more sublet space than six months ago within the Class A office sector, both markets continue to be supply constrained with only a limited number of near term developable sites. Similarly, the downtown Toronto office market remains tight with no new office construction. The Calgary market continues to benefit from the strong performance of the oil and gas industry,creating significant leasing opportunities for Brookfield as companies in this industry prosper. Brookfield is poised operationally and financially to take advantage of these market conditions.

Brookfield's proactive leasing activity over the past 18 months, aimed at reducing risk in the portfolio, has positioned the company to maintain its strong record of performance. During the first six months of 2001, Brookfield leased approximately 2.5 million square feet,5% of the office portfolio and nearly double what was contractually due in all of 2001. Leasing activity during the second quarter resulted in a rental rate uplift of approximately $3 per square foot, bringing the average rental rate across the portfolio to approximately $21 per square foot,which is approximately 67% of the market rent for comparable office space if marketed today. Occupancy at quarter end remained at 97% with only 437,000 square feet of contractual expiries remaining to be leased in 2001.

Commercial property operating income for the three months ended June 30, 2001 increased by 6% to $155 million before lease terminations and other office property gains. Internal growth from the same properties owned last year was 7%, offset by 1% as a result of dispositions of assets net of acquisitions.

The residential development business reported $23 million of operating cashflow in the quarter,having to date sold close to 90% of the units planned for closing in 2001. This achievement reflects the continued strength of demand for quality homes as a result of lower mortgage interest rates and continued strength in consumer confidence.

PORTFOLIO AND CAPITAL INITIATIVES

Year to date, a number of initiatives have been completed in order to enhance the value of the company's premier office portfolio. Some of these initiatives are as follows:

o Refinanced and then sold a 50% interest in the 1.7 million square foot Fifth Avenue Place office complex in Calgary, continuing a process of capital recycling to fuel future growth. Brookfield refinanced the property with a C$165 million non-recourse,10-year first mortgage at a rate of 7.6%. Agreement was also reached to sell a 50% equity interest in the property for total proceeds of C$137.5 million to an institutional investor,generating a gain of C$45 million and net cash to the company of C$125 million.

o Completed the demolition and started foundation work on the 1.2 million square foot CIBC World Markets Tower at 300 Madison Avenue in Manhattan, following the signing of a 30-year lease by CIBC World Markets for 100% of the space. To date,50% of the contracts for this project have been awarded. The project is on schedule for completion in late 2003.

o Reached agreement to acquire the land leases under the 2.6 million square foot Bankers Hall complex in Calgary and Royal Centre in Vancouver, making the properties ownership 100% freehold, and enhancing the attractiveness of the properties for permanent refinancing and planned sale of 50% interest in Bankers Hall in late 2001 or 2002.

o Acquired approximately 665,000 common shares of the company during the first six months of 2001 under the company's normal course issuer bid at an average price of $16.95 per share. The board of directors also approved the refiling of the normal course issuer bid for a further year with the authorized limit of 6 million shares.

o Acquired an additional 5.4% interest in the company's New York and Boston assets, owned through Brookfield Financial Properties, from Citibank N.A., bringing Brookfield's ownership to 95%. This transaction was completed for a total cost of $202 million - $60 million of cash and the assumption of $142 million of long-term non-recourse property debt.

o Strengthened the Toronto office portfolio through an investment in a prime downtown Toronto development. Brookfield acquired a 50% interest in the 1.8 million square foot Bay-Adelaide development site that currently includes a 1,100 car below grade parking garage, all foundation work to grade, and plans and permitting for a 1.2 million square foot premier office tower as well as a significant residential component. Construction will begin as pre-leasing targets are achieved.

o Entered into a partnership and acquired a 25% interest in the Hudson's Bay Centre re-development office project, a 1 million square foot office-retail project in Toronto.

o Completed the sale of a 49% interest in Brookfield's two Boston office properties, 53 and 75 State Street, to an institutional investor for total proceeds of $337 million, $168 million of cash for the equity component and their assumption of $169 million of property level debt.

o Completed two major refinancings of the New York property portfolio, totaling nearly $1 billion. During the first six months of the year, Brookfield refinanced the 1.7 million square foot 245 Park Avenue property in midtown Manhattan with a $500 million investment grade mortgage which has a term of 10 years and a fixed-rate coupon of 6.65%. The 2.2 million square foot One Liberty Plaza in downtown Manhattan was shortly thereafter refinanced with a $432 million investment grade mortgage which has a term of 10 years and a fixed-rate coupon of 6.75%.

BOARD AND MANAGEMENT APPOINTMENTS

In order to more closely align the company's management with the significant growth in the value of our US-based commercial property assets, Brookfield's board of directors approved a number of senior executive appointments. The following management appointments strengthen Brookfield's management team and complete a management succession plan initiated in 1999:

o Richard (Ric) Clark, currently President and Chief Executive of Brookfield's US office property subsidiary, will become President and Chief Executive of Brookfield effective March 31, 2002. The Company's corporate and operating functions will report to him in Brookfield's New York executive offices. Ric joined Brookfield in 1996, and has overseen the rapid and highly successful expansion of the company's US office property operations. Prior to joining Brookfield, he held various leasing and management responsibilities in the real estate industry for 15 years. Ric will be nominated for election to Brookfield's board of directors at the next shareholders' meeting.

o David Arthur will continue as President and Chief Executive Officer of the company's Canadian office property subsidiary as well as lead initiatives to further expand the company's premier office portfolio. Brookfield's Canadian office portfolio, including its leading positions in the Toronto and Calgary office markets, will continue to be a core investment for the company. David will also be nominated for election to the company's board of directors at the next shareholders' meeting and join a newly formed management executive committee. David has more than 20 years experience in the real estate industry, and since joining Brookfield 10 years ago, has been the driving force behind many of the company's successful real estate acquisitions.

o Bruce Flatt, currently President and Chief Executive Officer of the company, will be appointed Deputy Chairman of the company, effective March 31, 2002 and will continue to be involved with investment strategy and capital allocation. Bruce was recently appointed CEO-elect of Brookfield's largest shareholder, Brascan Corporation, ensuring continuance of the valuable support Brookfield receives from its largest shareholder.

o Brookfield will form a management executive committee, which will provide operational direction to the company, comprised of Ric Clark, David Arthur, Bruce Flatt and Ian Cockwell, who will continue as the Chairman and Chief Executive of Brookfield Homes.

o Gordon Arnell and John Zuccotti will continue with their strategic roles; Gordon Arnell as Chairman and John Zuccotti as Deputy Chairman and Chairman of the company's US office property subsidiary. Gordon Arnell, formerly the chief executive officer of the company,has 35 years of experience in the real estate business developing major office complexes throughout North America. John Zuccotti has been with Brookfield since 1996 and has had a 35-year career,largely in the real estate business, but also as the First Deputy Mayor of New York City.

Other appointments are as follows:

o Steven Douglas, currently Senior Vice President and Chief Financial Officer, will be promoted to Executive Vice President and Chief Financial Officer of the company. Steven has been with the company in various financial and operating roles since 1993.

o Dennis Friedrich, currently Senior Vice President of Strategic Initiatives will be promoted to Executive Vice President and Chief Operating Officer of Brookfield's US operations. Dennis has worked in the real estate business for over 15 years, and prior to joining Brookfield was an Executive Vice President in Jones Lang LaSalle's New York office.

o Mark Brown, currently Senior Vice President Finance, US operations, will become Senior Vice President, Finance of Brookfield Properties.

o Katherine Vyse, currently Vice President, Investor Relations and Communications, will be promoted to Senior Vice President, Investor Relations and Communications.

A LOOK AHEAD

Brookfield's performance during the first six months of 2001 has strengthened the foundation for continued growth over the balance of the year and beyond. We are confident that our continued commitment to proactive lease and asset management as well as disciplined capital management policy will enable us to deliver on our target of 15% growth in cashflow per share for the year. In addition,the recently completed initiatives provide significant financial flexibility to embark on external growth opportunities which add meaningfully to net asset value for shareholders.

     On behalf of the entire Brookfield team, thank you for your continued support.



   (signed)                     (signed)


Gordon E. Arnell             J. Bruce Flatt
Chairman                     President and Chief Executive Officer

July 24, 2001

CONSOLIDATED BALANCE SHEET

unaudited                                                         JUNE 30     Dec. 31     Dec. 31
US millions                                            Notes        2001        2000        1999
                                                       -----      -------     -------     -------
ASSETS
Commercial properties                                     3        $6,012      $6,326      $5,897
Development properties                                                693         637         447
Residential housing inventory                                         600         559         562
Receivables and other                                                 953         893         945
Cash and cash equivalents                                             258         209         217
                                                                   ------      ------      ------
                                                                   $8,516      $8,624      $8,068
                                                                   ------      ------      ------
LIABILITIES
Commercial debt                                           4        $4,910      $4,702      $4,139
Advances and residential construction financing                       633         951       1,086
Accounts payable                                                      345         368         276
CAPITAL BASE
Interests of others in properties                                     109         159         326
Preferred shares - corporate and subsidiaries                         603         607         607
Common shares and convertible debentures                  5         1,916       1,837       1,634
                                                                   ------      ------      ------
                                                                   $8,516      $8,624      $8,068
                                                                   ------      ------      ------

CONSOLIDATED STATEMENT OF INCOME

unaudited                                                              Three months ended June 30        Six months ended June 30
                                                                      ----------------------------     ----------------------------
US millions, except per share amounts                         Note     2001       2000       1999       2001       2000       1999
                                                              ----    ------     ------     ------     ------     ------     ------
TOTAL REVENUE                                                         $  567     $  493     $  420     $1,047     $  888     $  790

NET OPERATING INCOME
Commercial office property operations
  Operating income                                                    $  155     $  146     $  136     $  314     $  287     $  267
  Lease termination and other office property gains                       30         20         --         55         20         --
                                                                      ------     ------     ------     ------     ------     ------
                                                                         185        166        136        369        307        267
Development and residential income                                        23         19         14         38         31         26
Interest and other                                                         9          8         14         21         22         28
                                                                      ------     ------     ------     ------     ------     ------
Net operating income, before undernoted                                  217        193        164        428        360        321

EXPENSES
Interest expense                                                          86         79         75        172        155        152
Administrative and development                                            11         12         15         23         23         27
Interests of others in properties                                          7         13         15         15         25         29
                                                                      ------     ------     ------     ------     ------     ------
CASHFLOW FROM OPERATIONS                                                 113         89         59        218        157        113
                                                                      ------     ------     ------     ------     ------     ------
Depreciation and amortization                                             19         16         16         37         30         29
Non-cash taxes and other provisions                                       20         24         11         47         42         22
                                                                      ------     ------     ------     ------     ------     ------
NET INCOME                                                            $   74     $   49     $   32     $  134     $   85     $   62
                                                                      ------     ------     ------     ------     ------     ------
NET INCOME PER SHARE - BASIC                                          $ 0.44     $ 0.31     $ 0.17     $ 0.77     $ 0.51     $ 0.33
                                                                      ------     ------     ------     ------     ------     ------
NET INCOME PER SHARE - DILUTED                                   2    $ 0.43     $ 0.28     $ 0.17     $ 0.76     $ 0.48     $ 0.33
                                                                      ------     ------     ------     ------     ------     ------
CASHFLOW PER SHARE - DILUTED                                          $ 0.66     $ 0.53     $ 0.35     $ 1.27     $ 0.94     $ 0.66
                                                                      ------     ------     ------     ------     ------     ------
CASHFLOW PER SHARE - PRIOR TO LEASE TERMINATION AND OTHER GAINS       $ 0.51     $ 0.42     $ 0.35     $ 0.98     $ 0.83     $ 0.66
                                                                      ------     ------     ------     ------     ------     ------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

unaudited                                                               Six months ended June 30
                                                                     -----------------------------
US millions                                                           2001       2000         1999
                                                                     -----       -----       -----
BEGINNING OF PERIOD                                                  $ 274       $ 170       $  79
Net income                                                             134          85          62
Shareholder distributions
  Preferred share dividends and convertible debenture interest         (12)        (18)        (17)
  Common share dividends                                               (20)        (16)        (12)
                                                                     -----       -----       -----
END OF PERIOD - RETAINED EARNINGS                                    $ 376       $ 221       $ 112
                                                                     -----       -----       -----

CONSOLIDATED STATEMENT OF CASHFLOW

unaudited                                                            Three months ended June 30       Six months ended June 30
                                                                    ---------------------------      ---------------------------
US millions                                                          2001       2000       1999       2001       2000       1999
                                                                    -----      -----      -----      -----      -----      -----
OPERATING ACTIVITIES
Cashflow from operations                                            $ 113      $  89      $  59      $ 218      $ 157      $ 113
Net capital recovered from development operations                      29         16          5         36         19         17
                                                                    -----      -----      -----      -----      -----      -----
                                                                      142        105         64        254        176        130
                                                                    -----      -----      -----      -----      -----      -----
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Debt arranged                                                         122        197         60        114        148         50
Common shares of Brookfield and subsidiaries acquired                  (3)       (13)        --        (11)       (59)        --
Common shares issued                                                   --         --         --          1         --         --
Cashflow retained from interests of other shareholders                  6         16        (48)        12         17        (43)
Preferred share dividends and convertible debenture interest           (6)        (9)        (8)       (12)       (18)       (17)
Common share dividends                                                (20)       (16)       (12)       (20)       (16)       (12)
                                                                    -----      -----      -----      -----      -----      -----
Cashflow provided by (used in) financing activities and capital
  distributions                                                        99        175         (8)        84         72        (22)
                                                                    -----      -----      -----      -----      -----      -----
INVESTMENT ACTIVITIES
Disposition (acquisitions) of real estate,net                         (54)      (204)       (33)        13       (229)       (44)
Commercial property tenant improvements                               (32)       (14)       (18)       (61)       (37)       (21)
Development investments                                               (15)       (10)        (7)       (32)       (20)       (11)
Capital expenditures                                                   (6)        (3)        (3)       (11)        (5)        (6)
Other investments and liabilities                                    (102)       (57)        --       (198)       (26)       (34)
                                                                    -----      -----      -----      -----      -----      -----
Cashflow used in investing activities                                (209)      (288)       (61)      (289)      (317)      (116)
                                                                    -----      -----      -----      -----      -----      -----
Increase (decrease) in cash resources                                  32         (8)        (5)        49        (69)        (8)
Opening cash and cash equivalents                                     226        156        132        209        217        135
                                                                    -----      -----      -----      -----      -----      -----
CLOSING CASH AND CASH EQUIVALENTS                                   $ 258      $ 148      $ 127      $ 258      $ 148      $ 127
                                                                    -----      -----      -----      -----      -----      -----

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICIES

Starting January 1, 2001, the company has adopted the treasury method of accounting for earnings per share. The new standard harmonizes the company's reporting with that in the United States with respect to the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 47 million square feet of space, in which 10 million square feet are commercial development assets. Brookfield has a net interest in approximately 31 million square feet of operating assets and 8 million square feet of development assets.

                                                    Net Rentable             Brookfield           JUNE 30             Dec. 31
Region                                                  Area              Owned Interest           2001                2000
                                                   --------------         --------------       -----------          -----------
                                                   000s of sq.ft.         000s of sq.ft.       US millions          US millions
New York, New York                                    10,113                  9,230              $ 3,186              $ 3,102
Toronto, Ontario                                       8,056                  6,077                  886                  892
Boston, Massachusetts                                  2,163                  1,103                  332                  648
Denver, Colorado                                       3,156                  2,950                  372                  368
Calgary, Alberta                                       6,449                  4,631                  521                  574
Minneapolis, Minnesota                                 3,008                  3,008                  392                  392
Other                                                  3,948                  3,948                  323                  350
                                                      ------                  -----              -------              -------
                                                      36,893                 30,947                6,012                6,326
Development assets                                    10,292                  8,293                  292                  220
                                                      ------                  -----              -------              -------
                                                      47,185                 39,240              $ 6,304              $ 6,546
                                                      ------                  -----              -------              -------

NOTE 4. COMMERCIAL DEBT

Commercial property mortgages are secured by individual properties without recourse to the company and with interest payable on a fixed-rate basis. Approximately 70% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.

                                  Weighted Average
                                  Interest Rate at      Remainder                                               2006 &
US millions                         June 30,2001          2001        2002       2003       2004      2005      Beyond      Total
                                  ----------------      ---------    -----      -----      -----     -----     -------     -------
Commercial property debt                7.1%              $ 81       $ 303      $ 514      $ 120     $ 215     $ 3,677     $ 4,910
                                    ------------        ---------    -----      -----      -----     -----     -------     -------

NOTE 5. COMMON SHARES AND CONVERTIBLE DEBENTURES

The company's common equity is as follows:

                                                                                                JUNE 30              Dec. 31
US millions                                                                                       2001                 2000
                                                                                              -----------          -----------
SUBORDINATED CONVERTIBLE DEBENTURES                                                           $        50          $        50
COMMON SHARES                                                                                       1,394                1,404
RETAINED EARNINGS, CONTRIBUTED SURPLUS AND CUMULATIVE TRANSLATION ADJUSTMENT*                         472                  383
                                                                                              -----------          -----------
COMMON SHARES AND CONVERTIBLE DEBENTURES                                                      $     1,916          $     1,837
                                                                                              -----------          -----------
COMMON SHARES AND CONVERTIBLE DEBENTURES

Common shares outstanding                                                                     158,266,237          158,746,008
Unexercised options                                                                             3,654,797            3,436,529
Convertible debentures - June 2008                                                              2,622,100            2,622,100
Warrants                                                                                        2,621,997            2,621,997
                                                                                              -----------          -----------
Common shares outstanding - fully diluted                                                     167,165,131          167,426,634
                                                                                              -----------          -----------


* Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $2 million (Dec. 31, 2000 -$12 million) and contributed surplus of $94 million (Dec. 31, 2000 - $97 million).


NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the six months ended June 30:

unaudited                                                    United States             Canada                   Total
                                                      -----------------------  ----------------------   -----------------------
US millions                                            2001     2000     1999   2001    2000    1999     2001    2000     1999
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
COMMERCIAL PROPERTY OPERATIONS
Rental revenues                                       $  352   $  344  $  328  $ 165   $ 132   $  123   $  517   $  476   $ 451
Lease termination and other office property gains         25       19      --     30      --       --       55       19      --
Expenses                                                 132      127     117     71      61       67      203      188     184
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
                                                         245      236     211    124      71       56      369      307     267
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
LAND AND HOUSING

Revenues                                                 396      303     231     58      68       80      454      371     311
Expenses                                                 368      279     210     48      61       75      416      340     285
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
                                                          28       24      21     10       7        5       38       31      26
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
OTHER REVENUES                                            11        7       4     10      15       24       21       22      28
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
Operating income                                         284      267     236    144      93       85      428      360     321
Depreciation and amortization                             23       20      21     14      10        8       37       30      29
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
Income before unallocated costs                          261      247     215    130      83       77      391      330     292
Unallocated costs                                                                                          257      245     230
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
NET INCOME                                                                                              $  134   $   85   $  62
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----
Commercial property tenant improvements               $   48   $   29  $   18  $  13   $   8   $    3   $   61   $   37   $  21
Acquisition (disposition) of real estate, net            (56)      96      51     43     133       (7)     (13)     229      44
Development investments                                   22        7       2     10      13        9       32       20      11
Capital expenditures                                       6       --      --      5       5        6       11        5       6
                                                      ------   ------  ------  -----   -----   ------   ------   ------   -----

                                                United States                     Canada                         Total
                                         --------------------------   ----------------------------   ----------------------------
unaudited                                JUNE 30  Dec. 31   Dec. 31   JUNE 30    Dec. 31   Dec. 31   JUNE 30    Dec. 31   Dec. 31
US millions                                 2001     2000      1999      2001       2000      1999      2001       2000      1999
                                         -------  -------   -------   -------    -------   -------   -------    -------   -------
ASSETS
Commercial properties                    $ 4,339  $ 4,484   $ 4,512   $ 1,673    $ 1,842   $ 1,385   $ 6,012    $ 6,326   $ 5,897
Development properties                       468      444       266       225        193       181       693        637       447
Residential housing inventory                572      540       521        28         19        41       600        559       562
Receivables and other                        574      545       363       379        348       582       953        893       945
Cash and cash equivalents                    170      192       133        88         17        84       258        209       217
                                         -------  -------   -------   -------    -------   -------   -------    -------   -------
                                         $ 6,123  $ 6,205   $ 5,795   $ 2,393    $ 2,419   $ 2,273   $ 8,516    $ 8,624   $ 8,068
                                         -------  -------   -------   -------    -------   -------   -------    -------   -------

                                                             [ BROOKFIELD LOGO ]

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Katherine Vyse, Senior Vice President, Investor Relations and Communications (416) 369-2300 or via e-mail at kvyse@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.

CIBC MELLON TRUST COMPANY

By mail:              P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:           199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Attention: Courier Window
Tel:                  (416) 643-5500
Toll free:            (800) 387-0825 (throughout North America)
Fax:                  (416) 643-5501
Web site:             www.cibcmellon.com
E-mail:               inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol:               BPO
Stock Exchanges:      New York, Toronto

FIVE YEAR COMMON SHARE DIVIDEND HISTORY

US dollars                               1997     1998       1999       2000       2001
                                        -----    ------     ------     ------     ------
March 31                                $  --    $   --     $   --     $   --     $   --
June 30                                    --      0.07       0.09       0.12       0.13
September 30                               --        --         --         --       0.10*
December 31                              0.07      0.09       0.12       0.13
                                        -----    ------     ------     ------     ------

* Effective September 2001, Brookfield is initiating quarterly dividend payments rather than the semi-annual payment. Record dates are set on the first business day of March, June, September and December.

HEAD OFFICE

BROOKFIELD PROPERTIES CORPORATION

UNITED STATES:                   CANADA:                        WEBSITE:
One Liberty Plaza                BCE Place, 181 Bay Street      www.brookfieldproperties.com
165 Broadway, 6th Floor          Suite 4300, P.O. Box 770
New York, New York               Toronto, Ontario
10006                            M5J 2T3

Tel: (212) 417-7000              Tel:   (416) 369-2300
Fax: (212) 417-7196              Fax:   (416) 369-2301

This quarterly report of the company contains forward-looking statements relating to the company's operations which are based on the company's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risk, uncertainties, estimates and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the company undertakes no obligation to publicly update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Such factors include those set forth in the Risk Factors section in the company's Annual Report and on Form 40-F filed with the U.S. Securities and Exchange Commission.